

July 21, 2010

Mr. Aubrey K. McClendon
Chairman and Chief Executive Officer
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

> **Re:** **Chesapeake Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Form DEF 14A**
> **Filed April 30, 2010**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Filed May 10, 2010**
> **File No. 001-13726**

Dear Mr. McClendon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Reserves Price Sensitivity, page 11

1.   We have reviewed your response to comment five of our letter dated June 16, 2010. Please expand your disclosure in future filings to incorporate the information provided in your response.

Application of Critical Accounting Policies, page 61

Natural Gas and Oil Properties, page 63

2.   We note your responses number 4 and 10. You indicate in the Form 10-K that your PUD reserves went from 3.960 tcfe to 5.923 tcfe during 2009 – an approximately 47% increase. You currently discuss the changes in your PUDs in two different locations and the explanation for those changes is split between various locations. In your response to comment 10, you direct us to three different locations – page 10, pages 64 and 65, and page 148.   Provide, in one location, a clear explanation of the causes of the 47% increase in your PUD reserves.

3.   Quantify the increase in your PUD reserves due to the change in the SEC definition permitting the reserves beyond one direct offset – e.g. a breakdown of your PUD reserves quantifying those that are now beyond one direct offset.

4.   We note in your response number 11 that the estimated ultimate recovery (not remaining recovery) for the Barnett Shale and Fayetteville wells is inversely correlated with the age of the wells – e.g. the younger the well, the greater the EUR.   Explain to us why that is the case.

Exhibit 99.2

5.   We note your response number 13 in which you indicate that "Henry Hub is a common reference price point for natural gas production in the U.S." However, you have not answered our question as to why Henry Hub was the appropriate price to use rather than the New York City hub, or some other near-by eastern hub in which your sell. We also do not understand your statement that there "may be some disadvantage of complexity, to use a different or additional reference price for calculating reserves in different regions." Please explain.

Form 10-Q for the Quarterly Period Ended March 31, 2010

9. Investments, page 27

6.   We reviewed your response to comment 19(a) in our letter dated June 16, 2010 with respect to your application of guidance in ASC 810-10-30-9 for the initial adoption of new guidance for variable interest entities in ASC 810 on January 1, 2010. Your response states you recorded a cumulative-effect adjustment to retained earnings on January 1, 2010 in accordance with ASC 810-10-65-2(e). However, we note the cumulative-effect adjustment of $142 million was recorded in current earnings for the quarterly period ended March 31, 2010. Please restate your financial statements to record the cumulative effect adjustment to retained earnings as required in the guidance,

        or tell us why the current presentation in the statement of operations is in compliance with ASC 810-10-65-2(e).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Suying Li at (202) 551-3335, Shannon Buskirk at (202) 551-3717, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey McNeil at (202) 551-3392, or me at (202) 551-3745 with any other questions.

        Sincerely,

        H. Roger Schwall
        Assistant Director

cc: Ms. Connie Stamets, Bracewell & Giuliani LLP